Exhibit 99.1

Our ref UDM/761839-000001/75758338v2

The Nasdaq Stock Market LLC

Listing Qualifications 805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

6 September 2023

Skillful Craftsman Education Technology Limited

We act as legal counsel to Skillful Craftsman Education Technology Limited (the "Company") for matters of Cayman Islands law only.

We understand from the Company’s legal counsel as to matters of United States law that:

(A)	Nasdaq Marketplace Rule 5635(a) requires shareholder approval prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(B)	Nasdaq Marketplace Rule 5635(c) requires shareholder approval prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(C)	Nasdaq Marketplace Rule 5635(d) requires the shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement Based on the above, we can confirm that:

1	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and

2	the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association in lieu of the Nasdaq Stock Market Marketplace Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands.

For purposes of this analysis, we have examined the Companies Act (As Revised) of the Cayman Islands, the amended and restated memorandum and articles of association of the Company and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion letter.

This opinion letter relates only as to matters of Cayman Islands law and we express no views in relation to the laws of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Marketplace Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements.

This opinion letter is addressed to and for the benefit solely of the addressee and may not be relied upon by any other person for any purpose, nor may it be transmitted or disclosed (in whole or in part) to any other person without our prior written consent.

If you have any questions, please contact Michael Johns at michael.johns@maples.com. Yours faithfully

Maples and Calder (Cayman) LLP

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